Exhibit 99.3

Aeterna Zentaris Inc.

Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended
December 31, 2013, 2012 and 2011
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011

(2)

Independent Auditor's Report

To the Shareholders of
Aeterna Zentaris Inc.

We have completed integrated audits of Aeterna Zentaris Inc. and its subsidiaries' 2013 and 2012 consolidated financial statements and their internal control over financial reporting as at December 31,
2013. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Aeterna Zentaris Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of changes in shareholders' equity (deficiency), comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

...
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

(3)

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aeterna Zentaris Inc. and its subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Aeterna Zentaris Inc.'s and its subsidiaries' internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled "Management's Annual Report on Internal Control over Financial Reporting" appearing on page 105 of the Annual Report on Form 20-F.

Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

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Opinion
In our opinion, Aeterna Zentaris Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

March 20, 2014
Montréal, Québec, Canada

1 CPA auditor, CA, public accountancy permit No. A123498

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Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2013	December 31, 2012
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	43,202	39,521
Trade and other receivables (note 8)	1,953	7,993
Inventory (note 9)	—	4,084
Prepaid expenses and other current assets	500	1,703
	45,655	53,301
Restricted cash equivalents (note 10)	865	826
Property, plant and equipment (note 11)	1,351	2,147
Other non-current assets	725	797
Identifiable intangible assets (note 12)	708	1,128
Goodwill (note 13)	9,892	9,466
	59,196	67,665
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 14)	7,242	10,470
Current portion of deferred revenues (notes 5 and 6)	—	5,235
	7,242	15,705
Deferred revenues (notes 5 and 6)	—	34,663
Warrant liability (note 15)	18,010	6,176
Employee future benefits (note 19)	15,407	17,231
Provisions and other non-current liabilities (note 16)	1,473	585
	42,132	74,360
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (note 17)	134,101	122,791
Other capital	86,107	83,892
Deficit	(203,925)	(213,086)
Accumulated other comprehensive income (loss)	781	(292)
	17,064	(6,695)
	59,196	67,665
Commitments and contingencies (note 25)
Subsequent events (note 29)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the years ended December 31, 2013, 2012 and 2011
(in thousands of US dollars, except share data)

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2013	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
Net income		—	—	6,815	—	6,815
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	1,073	1,073
Actuarial gain on defined benefit plans (note 19)		—	—	2,346	—	2,346
Comprehensive income		—	—	9,161	1,073	10,234
Share issuance in connection with registered direct and public offerings (note 17)	18,300,000	8,573	—	—	—	8,573
Share issuances in connection with "At-the-Market" drawdowns (note 17)	1,682,721	2,737	—	—	—	2,737
Share-based compensation costs		—	2,215	—	—	2,215
Balance - December 31, 2013	45,312,009	134,101	86,107	(203,925)	781	17,064

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2012	17,460,349	101,884	82,327	(188,969)	212	(4,546)
Net loss		—	—	(20,412)	—	(20,412)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(504)	(504)
Actuarial loss on defined benefit plans (note 19)		—	—	(3,705)	—	(3,705)
Comprehensive loss		—	—	(24,117)	(504)	(24,621)
Share issuance in connection with a public offering	6,600,000	11,265	—	—	—	11,265
Share issuances in connection with "At-the-Market" drawdowns, net of transaction costs	1,190,973	8,382	—	—	—	8,382
Share issuances pursuant to the exercise of warrants (note 15)	52,383	819	—	—	—	819
Share issuances pursuant to the exercise of stock options (note 17)	25,583	441	(232)	—	—	209
Share-based compensation costs		—	1,797	—	—	1,797
Balance - December 31, 2012	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
_________________________
1    Issued and paid in full.

[2]
Adjusted to reflect the October 2, 2012 six-to-one share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the years ended December 31, 2013, 2012 and 2011
(in thousands of US dollars, except share data)

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2011	13,904,986	60,900	81,091	(160,567)	1,001	(17,575)
Net loss		—	—	(27,067)	—	(27,067)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(789)	(789)
Actuarial loss on defined benefit plans (note 19)		—	—	(1,335)	—	(1,335)
Comprehensive loss		—	—	(28,402)	(789)	(29,191)
Issuances pursuant to registered direct offerings, net of transaction costs	3,244,094	35,881	—	—	—	35,881
Issuance pursuant to the exercise of warrants (note 15)	284,545	4,861	—	—	—	4,861
Issuance pursuant to the exercise of stock options (note 17)	26,724	242	(97)	—	—	145
Share-based compensation costs		—	1,333	—	—	1,333
Balance - December 31, 2011	17,460,349	101,884	82,327	(188,969)	212	(4,546)
_________________________

[1]	Issued and paid in full.

[2]
Adjusted to reflect the October 2, 2012 six-to-one share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2013, 2012 and 2011
(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2013	2012	2011
	$	$	$
Revenues
Sales	96	834	250
License fees and other (note 5)	6,079	1,219	4,455
	6,175	2,053	4,705
Operating expenses (note 18)
Cost of sales	51	591	212
Research and development costs, net of refundable tax credits and grants	21,284	20,592	24,245
Selling, general and administrative expenses (notes 11 and 12)	12,316	10,606	11,955
	33,651	31,789	36,412
Loss from operations	(27,476)	(29,736)	(31,707)
Finance income (note 20)	1,748	6,974	6,239
Finance costs (note 20)	(1,512)	(382)	(8)
Net finance income	236	6,592	6,231
Loss before income taxes	(27,240)	(23,144)	(25,476)
Income tax expense (note 22)	—	—	(1,104)
Net loss from continuing operations	(27,240)	(23,144)	(26,580)
Net income (loss) from discontinued operations (note 6)	34,055	2,732	(487)
Net income (loss)	6,815	(20,412)	(27,067)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	1,073	(504)	(789)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	2,346	(3,705)	(1,335)
Comprehensive income (loss)	10,234	(24,621)	(29,191)
Net loss per share (basic and diluted) from continuing operations (note 26)	(0.92)	(1.17)	(1.69)
Net income (loss) (basic and diluted) from discontinued operations (notes 6 and 26)	1.16	0.14	(0.03)
Net income (loss) (basic and diluted) per share	0.24	(1.03)	(1.72)
Weighted average number of shares outstanding (notes 17 and 26):
Basic	29,476,455	19,775,073	15,751,331
Diluted	29,476,455	19,806,687	15,751,331

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011
(in thousands of US dollars)

	Years ended December 31,
	2013	2012	2011
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(27,240)	(23,144)	(26,580)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 15)	(1,563)	(6,746)	(2,533)
Depreciation, amortization and impairment (notes 11 and 12)	949	1,234	1,690
Share-based compensation costs (note 15)	2,215	1,797	1,333
Gain on held-for-trading financial instrument	—	—	(1,278)
Employee future benefits (note 19)	(172)	335	492
Amortization of deferred revenues (note 5)	(6,046)	(1,077)	(1,284)
Foreign exchange loss (gain) on items denominated in foreign currencies	1,078	614	(1,955)
Gain on disposal of property, plant and equipment	—	—	(26)
Amortization of prepaid expenses and other non-cash items	8,007	5,124	4,207
Changes in operating assets and liabilities (note 21)	(7,359)	(3,818)	3,480
Net cash provided by (used in) operating activities of discontinued operations (note 6)	10,147	(5,134)	(3,789)
Net cash used in operating activities	(19,984)	(30,815)	(26,243)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $2,119 in 2013, $1,665 in 2012 and $1,204 in 2011 (note 17)	23,708	23,619	36,250
Proceeds from the exercise of share purchase warrants (note 15)	—	437	2,222
Proceeds from the exercise of stock options (note 17)	—	209	145
Repayment of long-term payable	—	(57)	(61)
Net cash provided by financing activities	23,708	24,208	38,556
Cash flows from investing activities
Proceeds from the sale of short-term investment	—	—	3,242
Purchase of identifiable intangible assets (note 12 )	—	—	(69)
Purchase of property, plant and equipment (note 11)	(85)	(272)	(736)
Disposals of property, plant and equipment (note 11)	—	—	26
Net cash provided by investing activities of discontinued operations (note 6)	113	—	—
Net cash provided by (used in) investing activities	28	(272)	2,463
Effect of exchange rate changes on cash and cash equivalents	(71)	(481)	107
Net change in cash and cash equivalents	3,681	(7,360)	14,883
Cash and cash equivalents – Beginning of the year	39,521	46,881	31,998
Cash and cash equivalents – End of the year	43,202	39,521	46,881
Cash and cash equivalents components (note 7):
Cash	27,877	15,441	15,112
Cash equivalents	15,325	24,080	31,769
	43,202	39,521	46,881

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation
Summary of business
Aeterna Zentaris Inc. (the "Company") is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds at various stages of development.
Liquidity risk
The Company has a history of operating losses, due largely to significant research and development ("R&D") investment, as well as to the incurrence of substantial selling, general and administrative expenses. The Company has financed its operations through different sources, including the issuance of common shares and the conclusion of strategic alliances with licensee partners and other collaborators. The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. See note 23 – Capital disclosures and note 24(b) – Financial instruments and financial risk management – Liquidity risk.
Reporting entity
The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the ultimate parent company of the Group.
The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Basking Ridge, New Jersey, in the United States.
The address of the Company is 1405 du Parc-Technologique Blvd., Quebec City, Canada, G1P 4P5.
The Company's common shares are listed both on the Toronto Stock Exchange and on the NASDAQ Capital Market (the "NASDAQ").
Share consolidation (reverse stock split)
On October 2, 2012, the Company effected a consolidation of its issued and outstanding common shares on a six-to-one basis (the "Share Consolidation"). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest. All references in these consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation.
Basis of preparation

(a)	Statement of compliance
The consolidated financial statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
These consolidated financial statements were approved by the Company's Board of Directors on March 20, 2014.
The accompanying consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 3 – Critical accounting estimates and judgments.

(b)	Principles of consolidation
These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All intercompany balances and transactions are eliminated on consolidation.

(c)	Foreign currency
The accompanying consolidated financial statements are presented in thousands of US dollars, which is the Company's presentation currency.
Assets and liabilities of Group entities are translated from euro ("EUR") balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income (loss) within shareholders' equity (deficiency).
Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate (the "functional currency"), which is the EUR. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in euro are recognized in the consolidated statement of comprehensive income (loss).
Foreign exchange gains and losses that relate to cash and cash equivalents and the warrant liability are presented within finance income or finance costs in the consolidated statement of comprehensive income (loss). All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive income (loss) within operating expenses.

2	Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Group entities.
Cash and cash equivalents
Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.
Inventory
Inventory is valued at the lower of cost and net realizable value, which is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. Cost is determined on a first-in, first-out basis. The cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method.
Restricted cash equivalents
Restricted cash equivalents are comprised of a bank deposit, related to a long-term operating lease obligation, that cannot be used for current purposes.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Property, plant and equipment and depreciation
Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term
Depreciation expense, which is recorded in the consolidated statement of comprehensive income (loss), is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.
Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks, technology and other assets. In-process R&D acquired in business combinations are recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive income (loss), is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash-generating unit ("CGU") or group of CGUs that are expected to benefit from the related business combination.
Impairment of assets
Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset's recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statement of comprehensive income (loss).
Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset's recoverable amount. However, an asset's carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.
Share purchase warrants
Share purchase warrants are classified as liabilities, since the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company's share purchase warrants contains a written put option, arising upon the occurrence of a Fundamental Transaction, as that term is defined in the share purchase warrant agreement, and also upon a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.
The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.
The warrant liability is classified as non-current, unless the underlying share purchase warrants are expected to expire or be settled within 12 months from the end of a given reporting period.
Employee benefits
Salaries and other short-term benefits
Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive income (loss) over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.
Post-employment benefits
The Company's subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on an annual basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.
The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive income (loss), net of tax, in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive income (loss) in subsequent periods.
For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive income (loss) as incurred–namely, over the period that the related employee service is rendered.
Termination benefits
Termination benefits are recognized in the consolidated statement of comprehensive income (loss) when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

(14)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial instruments
The Company classifies its financial instruments in the following categories: "Financial assets at FVTPL"; "Loans and receivables"; "Financial liabilities at FVTPL"; and "Other financial liabilities".
Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a)	Classification
Financial assets at fair value through profit or loss
Financial assets at FVTPL are financial assets held for trading. Fair value is defined as the amount at which the financial assets could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A financial asset is classified as at FVTPL if the instrument is acquired or received as consideration principally for the purpose of selling in the short-term. Financial assets at FVTPL are classified as current assets if expected to be settled within 12 months from the end of a given reporting period; otherwise, the assets are classified as non-current.
As at December 31, 2013 and 2012, the Company held no assets classified as financial assets at FVTPL.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.
The Company's loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash equivalents.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are financial liabilities held for trading. A financial liability is classified as at FVTPL if the instrument is acquired or incurred principally for the purpose of selling or repurchasing in the short-term or where the Company does not have the unconditional right to avoid delivering cash or another financial asset to the holders in certain circumstances. Financial liabilities at FVTPL are classified as current liabilities if expected or potentially required to be settled within 12 months from the end of a given reporting period; otherwise, the liabilities are classified as non-current.
Financial liabilities at FVTPL are currently comprised of the Company's warrant liability.
Other financial liabilities
Other financial liabilities include trade accounts payable and accrued liabilities and other non-current liabilities.

(b)	Recognition and measurement
Financial assets at fair value through profit or loss
Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive income (loss). Financial assets at FVTPL are derecognized when the right to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. Gains and losses

(15)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

arising from changes in the fair value of financial assets at FVTPL are presented in the consolidated statement of comprehensive income (loss) within finance income or finance costs in the period in which they arise.
Loans and receivables
Loans and receivables are recognized on the settlement date and are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive income (loss). Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive income (loss) within finance income or finance costs in the period in which they arise.
Other financial liabilities
Financial instruments classified as "Other financial liabilities" are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

(c)	Impairment
Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset's carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive income (loss). The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset's original effective interest rate.
Impairment charges related to financial assets carried at amortized cost are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.
Share capital
Common shares are classified as equity. Incremental costs that are directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.
Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between Share capital and Share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the share purchase warrants fair value, and the residual amount of proceeds is allocated to Share capital. Transaction costs in connection with such offerings are allocated to the liability and equity units components in proportion to the allocation of proceeds.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.
Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the

(16)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.
Revenue recognition
Sales of products
Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods (which is at the time the goods are shipped), when the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, when the amount of revenues can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company and when the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Royalty revenues
The Company had deferred recognition of proceeds received in December 2008 from Healthcare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P. ) ("HRP") relating to the Company's rights to royalties on future sales of Cetrotide® covered by a license agreement with ARES Trading S.A. ("Merck Serono") in which the latter had been granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization.
The Company recognized the proceeds received from HRP as royalty revenues over the life of the underlying royalty sale arrangement, pursuant to the "units-of-revenue" method. Under that method, periodic royalty revenues are calculated as the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HRP over the term of the underlying arrangement multiplied by the royalty payments due to HRP for the period.
As mentioned in note 6 – Discontinued operations, from April 3, 2013 to October 1, 2013, the Company accelerated the amortization of the remaining deferred revenues, given management's determination that, as of October 1, 2013, there is no basis to continue amortizing the deferred revenue associated with HRP, primarily due to the fact that the Company no longer has significant continuing involvement in the Cetrotide® Business.
Licensing revenues and multiple element arrangements
The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for R&D services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.
Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit's fair value, and the applicable revenue recognition criteria are applied to each of the separate units.
License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is probable. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Milestone payments
Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.
Share-based compensation costs
The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.
The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.
Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the share-based compensation is transferred to Share Capital upon the issuance of shares.
Current and deferred income tax
Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive income (loss) or directly in equity (deficit) is also recognized directly in other comprehensive income (loss) or directly in equity (deficit). Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company's subsidiaries operate and generate taxable income.
Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been deferred during any of the periods presented.

(18)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Research and development refundable tax credits and grants
The Company's German subsidiary is entitled to receive research grants from the German Federal Ministry of Education and Research. Funding is earned on qualified projects, and corresponding expenses are reimbursed at a certain rate of eligible base amounts.
Refundable R&D tax credits and grants are accounted for using the cost reduction method. Accordingly, refundable R&D tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the refundable R&D tax credits or grants will be realized.
Discontinued operations
A discontinued operation is a component of the Company that has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations and/or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon the earlier of the disposal of the operation (or disposal group) or the date at which the operation meets the criteria for classification as held for sale. When an operation is classified as discontinued, comparative statements of comprehensive income (loss) and cash flows are presented as if the operations had been discontinued at the beginning of the earliest comparative period presented.
Net income (loss) per share
Basic net income (loss) per share is calculated using the weighted average number of common shares outstanding during the year.
Diluted net income (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net income (loss) per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)	Critical accounting estimates and assumptions
Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

(19)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value of the warrant liability and stock options
Determining the fair value of the warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's future operating results, liabilities or other components of shareholders' equity (deficiency). Fair value assumptions used are described in notes 15 – Warrant liability and 17 – Share capital.
Identifiable intangible assets and goodwill impairment
The values associated with identifiable intangible assets with finite lives and goodwill are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset useful lives.
Valuations performed in connection with post-acquisition assessments of impairment of identifiable intangible assets are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectations and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company's future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges. Additional information is included in note 12 – Identifiable intangible assets.
The annual impairment assessment related to goodwill is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to relevant industry-specific market analyses. Future events, including a significant reduction in the Company's share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company's future results due to increased impairment charges.
Employee future benefits
The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 19 – Employee future benefits.
Income taxes
The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities' ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company's products. To the extent that management's assessment of any Group entity's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 22 – Income taxes.

(b)	Critical judgments in applying the Company's accounting policies
Revenue recognition
Management's assessments related to the recognition of revenues related to arrangements containing multiple elements are based on judgment. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon the assessment of the

(20)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Company's continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. Additional information is included in note 5 – Development, commercialization and licensing initiatives.

4	Recent accounting pronouncements
Adopted in 2013
The following new standards and amendments to standards are effective for the first time for interim periods beginning on or after January 1, 2013 and have been applied in preparing these consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.
IFRS 10, Consolidated Financial Statements ("IFRS 10"), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.
IFRS 11, Joint Arrangements ("IFRS 11"), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement's legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.
IFRS 12, Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.
IFRS 13, Fair Value Measurement ("IFRS 13"), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity's own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).
In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits, including the elimination of the option to defer the recognition of actuarial gains and losses (known as the "corridor method"), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans.
In December 2011, the IASB issued an amended version of IFRS 7, Financial Instruments: Disclosure ("IFRS 7"), including the requirement to disclose information that enables users of an entity's financial statements to evaluate the effect, or potential effect, of offsetting financial assets and financial liabilities, to the entity's financial position.
The impact of the adoption of these standards and amendments did not have a significant impact on the Company's consolidated financial statements.
Not yet adopted
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, Impairment of Assets ("IAS 36"), requiring disclosure, in certain instances, of the recoverable amount of an asset or CGU, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and will be applied prospectively. The Company does not expect that these amendments will have a significant impact on the Company's consolidated financial statements.

(21)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In May 2013, the IFRS Interpretations Committee ("IFRIC") issued International Financial Reporting Standard Interpretation 21, Levies ("IFRIC 21"), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied on a retrospective basis. The Company does not expect that IFRIC 21 will have a significant impact on the Company's consolidated financial statements.
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. Under the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive income (loss), rather than within profit or loss in the case where the fair value option is taken for financial liabilities. Additionally, IFRS 7, which is effective on adoption of IFRS 9, was amended to include revised guidance related to the derecognition of financial instruments. The Company is currently assessing the impact, if any, that IFRS 9 will have on the Company's consolidated financial statements.

5	Development, commercialization and licensing initiatives
Licensing revenues
On March 8, 2011, the Company had entered into an agreement with Yakult Honsha Co., Ltd. ("Yakult") for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult had made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). The Company applied the provisions of IAS 18, Revenue ("IAS 18"), and recognized deferred revenue, which was being amortized on a straight-line basis through the estimated end of the estimated life cycle of perifosine in colorectal cancer ("CRC") and multiple myeloma ("MM"), which was assumed to be the estimated expiry date of the applicable valid patent considering a five-year extension, or until July 2018.
On April 1, 2012, following disclosure of the results of the Phase 3 study of perifosine in CRC, the Company discontinued the perifosine program in that indication. Furthermore, in March 2013, following an analysis of interim results of the Phase 3 study of perifosine in MM, the Company also discontinued the development of perifosine in the MM indication.
Based on these events, the Company determined that it no longer had significant obligations under the agreement with Yakult to continue with the development of perifosine. Accordingly, the Company recognized, in March 2013, the remaining amount of deferred revenue of $5,860,000 related to the above licensing agreement within License fees and other in the consolidated statement of comprehensive income (loss).
Co-development and revenue sharing agreement
On April 10, 2013, the Company entered into a co-development and revenue-sharing agreement ("CDRSA") with Ergomed Clinical Research Limited ("Ergomed"), pursuant to which Ergomed has agreed to assist the Company in the clinical development program for zoptarelin doxorubicin (the "Product") for the purpose of maximizing the commercialization potential of the Product with the ultimate aim of selling or licensing the Product. Concurrently with the execution of the CDRSA, the Company entered into a master services agreement ("MSA") with Ergomed for a clinical Phase 3 trial of the Product in endometrial cancer, pursuant to which Ergomed will provide clinical development services with respect to the co-development initiative referred to above.

(22)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Under the CDRSA, Ergomed will not charge the Company for 30% of the total costs up to a maximum of $10,000,000. While Ergomed will not directly contribute any cash proceeds towards the completion of the activities contemplated by the CDRSA, Ergomed, as primary supplier of a substantial portion of the Product-related clinical and regulatory activities, will contribute to the overall funding of the initiative via the application of a 30% discount from the costs set forth in the MSA until the cumulative total of such reductions reaches a maximum of $10,000,000. Ergomed will be entitled to receive an agreed upon single-digit percentage of any net income received by us for zoptarelin doxorubicin in endometrial cancer indication, up to a specified maximum amount.
The Company recognizes the costs associated with the CDRSA and MSA on a discounted basis and as services are rendered by Ergomed, as R&D costs in the consolidated statement of comprehensive income (loss). During the year ended December 31, 2013, the Company expensed a total of $3,560,000 pursuant to the CDRSA and MSA.

6	Discontinued operations
On April 3, 2013 (the "Effective Date"), the Company entered into a transfer and service agreement ("TSA") and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, currently marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Closing Date"), the manufacturing rights for Cetrotide® and to grant a license to Merck Serono for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories. Also per the TSA, the Company has agreed to provide certain transition services to Merck Serono over a period of 36 months from the Effective Date in order to assist Merck Serono in managing overall responsibility for the manufacturing of Cetrotide® and related activities (collectively, the "Cetrotide® Business").
Under the TSA, during the period commencing on the Effective Date and ending on the Closing Date (the "Interim Period"), the Company was obligated to continue to conduct the Cetrotide® Business in the ordinary course in a manner consistent with past practices, subject to certain conditions.
Per the TSA, the Company received a non-refundable, one-time payment of €2,500,000 (approximately $3,300,000) in consideration for the transfer of the manufacturing rights referred to above, as well as other payments in exchange for the transfer, also on the Closing Date, of certain assets and equipment (see note 9 – Inventory and note 11 – Property, plant and equipment) used solely for the manufacture of Cetrotide®.
The Company has agreed to provide the aforementioned transition services in exchange for a monthly service fee, which is payable by Merck Serono. The related transition services revenues are recognized as License fees and other within net income (loss) from discontinued operations in the Company's consolidated statement of comprehensive income (loss) as the transition services are provided over the corresponding term of the transition services contract.
Impact of the TSA on previously deferred revenues
In 2008, the Company had monetized its royalty stream related to Cetrotide® via a transaction with HRP, which resulted, among other elements, in the payment by HRP to the Company of $52,500,000, less certain transaction costs, in exchange for the Company's rights to royalties on future net sales of Cetrotide® generated by Merck Serono. The Company had initially recorded the proceeds received from HRP as deferred revenue due to the Company's significant continuing involvement with the Cetrotide® Business. Since then, the Company has amortized the deferred revenue into income (as Sales and royalties within net income (loss) from discontinued operations in the Company's consolidated statement of comprehensive income (loss)) over the life of the underlying license agreement, based on the "units-of-revenue" method. Under that method, periodic royalty revenues were calculated by multiplying the ratio of the unamortized deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HRP over the term of the underlying arrangement by the royalty payments due to HRP for the period.
Management has determined that, as of the Closing Date, there is no basis to continue amortizing the deferred revenue associated with HRP, primarily due to the fact that the Company no longer has significant continuing involvement in the Cetrotide® Business, as discussed above. As such, commencing on the Effective Date, the Company accelerated the amortization of the remaining deferred revenues of approximately $31,875,000 over the Interim Period, by continuing to apply the units-of-revenue method, which is consistent with past practice. The remaining deferred revenues were fully

(23)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

amortized through the end of the Interim Period and were recorded as Sales and royalties within net income (loss) from discontinued operations in the Company's consolidated statement of comprehensive income (loss).
Presentation of Cetrotide® Business subsequent to the Closing Date
In accordance with the provisions of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, upon the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Closing Date, the Cetrotide® Business was classified as a discontinued operation. As such, relevant amounts in the consolidated statements of comprehensive income (loss) and cash flows have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation.
Components of the Company's net income (loss) from discontinued operations are summarized below.

	Years ended December 31,
	2013	2012	2011
	$	$	$
Revenues*
Sales and royalties	63,755	30,704	31,056
License fees and other	4,589	908	292
	68,344	31,612	31,348
Operating expenses
Cost of sales	30,002	26,229	27,348
Research and development costs, net of tax credits and grants	8	12	272
Selling, general and administrative expenses	4,279	2,639	4,215
	34,289	28,880	31,835
Net income (loss) from discontinued operations	34,055	2,732	(487)
Components of operating expenses presented as discontinued include the following:
Subcontractor fees	24,930	25,515	25,667
Raw material purchases	579	1,189	1,849
Change in inventory	4,173	(560)	(261)
Impairment of equipment	268	—	—
Depreciation of equipment	52	85	93
Cost of sales	30,002	26,229	27,348
Goods and services**	2,987	2,651	3,394
Royalty and patent expenses related to onerous contracts	1,300	—	—
Impairment of intangible asset	—	—	1,093
	34,289	28,880	31,835
_________________________

*
In addition to recurring sales of Cetrotide®, the revenues presented above include the aforementioned non-refundable, one-time payment of €2,500,000 (approximately $3,300,000), as well as royalty revenues of $33,631,000 in 2013 ($4,175,000 in 2012 and $4,556,000 in 2011), which represent the amortization of proceeds received in connection with the Company's transaction with HRP.

**	Goods and services include royalty expenses, professional fees, marketing services, insurance, travel and representation costs.

(24)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The selling, general and administrative expenses presented above for the year ended December 31, 2013 also include the initial recognition of a provision for certain non-cancellable contracts related to the Cetrotide® Business that were deemed onerous due to the fact that management expects no economic benefits to flow to the Company following the transfer of the Cetrotide® Business on the Closing Date. The provisions for onerous contracts total $1,300,000 and represent the present value of estimated unavoidable future royalty and patent costs associated with the intellectual property underlying Cetrotide®. The estimate may vary as a result of changes in estimated future royalty and patent costs. The unexpired term of these contracts is nine years as at December 31, 2013. See also note 16 – Provisions and other non-current liabilities.
Components of the Company's net cash provided by (used in) operating activities of discontinued operations are summarized below.

	Years ended December 31,
	2013	2012	2011
	$	$	$
Cash flows from operating activities
Net income (loss) from discontinued operations	34,055	2,732	(487)
Items not affecting cash and cash equivalents:
Provision for onerous contracts	1,300	—	—
Depreciation, amortization and impairment	320	85	1,186
Amortization of deferred revenues	(33,631)	(4,175)	(4,556)
Changes in operating assets and liabilities:
Trade and other receivables	6,212	(2,397)	(646)
Inventory	4,061	(1,230)	518
Prepaid expenses and other current assets	882	(760)	28
Payables and accrued liabilities	(2,996)	611	168
Provisions and other non-current liabilities	(56)	—	—
Net cash provided by (used in) operating activities of discontinued operations	10,147	(5,134)	(3,789)

7	Cash and cash equivalents

	As at December 31,
	2013	2012
	$	$
Cash on hand and balances with banks	27,877	15,441
Interest-bearing deposits with maturities of three months or less	15,325	24,080
	43,202	39,521

8	Trade and other receivables

	As at December 31,
	2013	2012
	$	$
Trade accounts receivable	1,709	7,323
Value added tax	2	428
Other	242	242
	1,953	7,993

(25)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9	Inventory

	As at December 31,
	2013	2012
	$	$
Raw materials	—	1,691
Work in progress	—	1,931
Finished goods	—	462
	—	4,084
In connection with the transfer of the Cetrotide® Business (see note 6 – Discontinued operations) on October 1, 2013, the Company sold €2,189,800 (approximately $2,959,000) of raw materials, half-finished and finished goods to Merck Serono.

10	Restricted cash equivalents
In support of the Company's long-term operating lease obligation in Germany and in replacement of a related bank guarantee, the Company transferred approximately $865,000 ($826,000 in 2012) to a restricted cash account. The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement (note 25 – Commitments and contingencies) has not expired and therefore cannot be utilized for current purposes as at December 31, 2013.

11	Property, plant and equipment
Components of the Company's property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2012	9,197	1,502	1,724	1,125	13,548
Additions	180	87	5	—	272
Disposals / Retirements	(79)	—	(3)	—	(82)
Impact of foreign exchange rate changes	146	26	28	19	219
At December 31, 2012	9,444	1,615	1,754	1,144	13,957
Additions	44	15	26	—	85
Disposals / Retirements	(853)	(452)	(8)	—	(1,313)
Impact of foreign exchange rate changes	419	59	80	52	610
At December 31, 2013	9,054	1,237	1,852	1,196	13,339

(26)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2012	7,126	1,478	1,664	768	11,036
Disposals / Retirements	(79)	—	(3)	—	(82)
Recurring depreciation expense	564	8	34	57	663
Impact of foreign exchange rate changes	128	25	26	14	193
At December 31, 2012	7,739	1,511	1,721	839	11,810
Disposals / Retirements	(822)	(352)	(8)	—	(1,182)
Impairment loss*	268	—	—	—	268
Recurring depreciation expense	461	6	30	50	547
Impact of foreign exchange rate changes	370	57	78	40	545
At December 31, 2013	8,016	1,222	1,821	929	11,988
_________________________
* Related to equipment transferred to Merck Serono pursuant to the TSA (see note 6 – Discontinued operations).

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2012	1,705	104	33	305	2,147
At December 31, 2013	1,038	15	31	267	1,351

Depreciation of $495,000 ($578,000 in 2012) is presented in the consolidated statement of comprehensive income (loss) as follows: $480,000 ($555,000 in 2012) in net R&D costs and $15,000 ($23,000 in 2012) in selling, general and administrative expenses. See also note 6 – Discontinued operations for depreciation expense related to discontinued operations.

12	Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks. Changes in the carrying value of the Company's identifiable intangible assets with finite useful lives are summarized below.

(27)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Year ended December 31, 2013			Year ended December 31, 2012
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	38,172	(37,044)	1,128	37,982	(36,213)	1,769
Retirement	—	—	—	(431)	431	—
Impairment loss*	—	—	—	—	(184)	(184)
Recurring amortization expense*	—	(454)	(454)	—	(472)	(472)
Impact of foreign exchange rate changes	1,718	(1,684)	34	621	(606)	15
Balances – End of the year	39,890	(39,182)	708	38,172	(37,044)	1,128
_________________________
*Recorded as R&D costs in the consolidated statements of comprehensive income (loss).

During the year ended December 31, 2011, an impairment loss was recognized based on the results of impairment testing of the Company's Cetrotide® asset. The impairment loss was recognized predominantly to take into account management's lower trend estimates related to the commercialization of Cetrotide®, due to changes in the competitive environment in the Japanese market. Management determined that the recoverable amount of Cetrotide®, was equivalent to the asset's value in use, as defined by IAS 36. Value in use was determined by applying a discount rate of 20% (a pre-tax rate that reflected both current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates had not been adjusted) to the estimated future cash flows deemed to be attributable to the use of Cetrotide®. Management had projected cash flows over a period of 11 years, through the end of the expected life of Cetrotide® and used an average growth rate of 1.7 % for the first six years and an average growth rate of -9.7% for years seven through 11 to extrapolate cash flow projections. More specifically, the discount rate represented an estimate of a reasonable return that would be expected by an investor in an arm's length monetization transaction in respect of future Cetrotide®-derived cash flows. Following management's analyses, which demonstrated that the remaining carrying value of Cetrotide® was no longer recoverable, an impairment charge of approximately $1,093,000, was recorded as additional amortization expense, which in turn was included within selling expenses in the consolidated statement of comprehensive income (loss). See also note 6 – Discontinued operations.

13	Goodwill
Goodwill has not been allocated to any specific CGU of the Group.
The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
Balance as at January 1, 2012	9,313	—	9,313
Impact of foreign exchange rate changes	153	—	153
Balance as at December 31, 2012	9,466	—	9,466
Impact of foreign exchange rate changes	426	—	426
Balance as at December 31, 2013	9,892	—	9,892

(28)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

14    Payables and accrued liabilities

	As at December 31,
	2013	2012
	$	$
Trade accounts payable	4,802	6,671
Salaries, employment taxes and benefits	402	707
Accrued R&D costs	666	1,530
Accrued Cetrotide® services and deliveries	—	434
Current portion of provisions (note 16)	441	94
Other accrued liabilities	931	1,034
	7,242	10,470

15	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Balance – Beginning of the year	6,176	9,204	14,367
Share purchase warrants issued during the year (note 17)	13,397	4,100	—
Share purchase warrants exercised during the year	—	(382)	(2,638)
Change in fair value of share purchase warrants	(1,563)	(6,746)	(2,533)
Impact of foreign exchange rate changes	—	—	8
	18,010	6,176	9,204
Less: current portion	—	—	(42)
Balance – End of the year	18,010	6,176	9,162

A summary of the activity related to the Company's share purchase warrants is provided below.

	Years ended December 31,
	2013			2012		2011
	Number	Weighted average exercise price (US$)		Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	4,407,410	5.14		1,511,179	8.62	2,153,872	9.17
Issued	15,700,000	1.55	*	2,970,000	3.45	—	—
Exercised	—	—		(52,383)	8.24	(284,545)	7.81
Expired	—	—		(21,386)	9.00	(358,148)	12.59
Balance – End of the year	20,107,410	2.34		4,407,410	5.14	1,511,179	8.62
_________________________

*
As discussed in note 17 – Share capital, in connection with the public offering closed on November 25, 2013, 13,100,000 share purchase warrants were issued with an original exercise price of $1.60 per share, subject to adjustment. The above weighted average exercise price reflects an adjusted exercise price of $1.49 per share following a dilutive issuance of shares on December 31, 2013. See also note 29 – Subsequent events.

(29)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2013:

	Warrants outstanding
Exercise price	Number	Weighted average remaining contractual life (years)
1.49	13,100,000	4.90
1.85	2,600,000	4.58
3.45	2,970,000	3.80
7.50	122,221	0.81
8.24	530,424	1.47
9.00	740,737	1.80
10.29	44,028	1.46
	20,107,410	4.45

	Warrants currently exercisable
Exercise price	Number	Weighted average remaining contractual life (years)
1.49	13,100,000	4.90
3.45	2,970,000	3.80
7.50	122,221	0.81
8.24	530,424	1.47
9.00	740,737	1.80
10.29	44,028	1.46
	17,507,410	4.43
The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at December 31, 2013.

		October 2009 Investor Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants	October 2012 Investor Warrants	July 2013 Warrants	November 2013 Warrants
Number of equivalent shares		122,221	740,737	530,424	44,028	2,970,000	2,600,000	13,100,000
Market-value per share price		1.38	1.38	1.38	1.38	1.38	1.38	1.38
Exercise price		7.50	9.00	8.24	10.29	3.45	1.85	1.49	*
Risk-free annual interest rate	(a)	0.13%	0.33%	0.25%	0.24%	1.16%	1.54%	1.69%
Expected volatility	(b)	68.03%	112.70%	80.81%	81.05%	94.05%	100.97%	101.93%
Expected life (years)	(c)	0.81	1.80	1.47	1.46	3.80	4.58	4.90
Expected dividend yield	(d)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
* Subject to adjustment (see note 17 – Share capital and note 29 – Subsequent events).

(30)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 7 and as discussed in note 24 – Financial instruments and financial risk management.

16	Provisions and other non-current liabilities

	As at December 31,
	2013	2012
	$	$
Onerous contract provisions (see below)	1,291	436
Other	182	149
	1,473	585
Onerous contract provisions

	Cetrotide® onerous contracts*	Onerous lease**	Total
	$	$	$
Balance at January 1, 2013	—	530	530
Additional provision recognized	1,300	—	1,300
Utilization of provision	(56)	(97)	(153)
Unwinding of discount and effect of change in the discount rate	52	3	55
Balance at December 31, 2013	1,296	436	1,732
Less: current portion	(342)	(99)	(441)
	954	337	1,291
_________________________

*	Recorded following the transfer of the Cetrotide® Business, as discussed in note 6 – Discontinued operations.

**
Represents the present value of the future lease payments that the Company is obligated to make pursuant to a non-cancellable operating lease, net of estimated future sub-lease income. The estimate may vary as a result of changes in the utilization of the leased premises and of the sub-lease arrangement. The remaining term of the lease is four years as at December 31, 2013.

17	Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
The 112,375,726 common shares issued and outstanding immediately prior to the Share Consolidation were consolidated into 18,729,288 common shares. The Company's outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented.

(31)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Common shares issued in connection with "At-the-Market" ("ATM") drawdowns - May 2013 ATM Program
On May 22, 2013, the Company entered into an ATM sales agreement (the "May 2013 ATM Program"), under which the Company is able, at its discretion and from time to time, to sell up to 2,500,000 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $4,600,000. The May 2013 ATM Program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary.
Between May 22, 2013 and December 31, 2013, the Company issued a total of 1,682,721 common shares under the May 2013 ATM Program at an average price of $1.76 per share, resulting in aggregate gross proceeds of $2,961,532, less cash transaction costs of $88,849 and previously deferred transaction costs of $136,000. See also note 29 – Subsequent events.
Registered direct offering
On July 30, 2013, the Company completed a registered direct offering (the "July 2013 Offering") of 5,200,000 units, at a purchase price of $1.50 per unit, with each unit consisting of one common share and 0.5 of a warrant to purchase a common share. The related warrants (the "July 2013 Warrants") represent the right to acquire an aggregate of 2,600,000 common shares, as discussed below.
Total cash proceeds raised through the July 2013 Offering amounted to $7,800,000, less cash transaction costs of approximately $747,000 and previously deferred transaction costs of $21,000. The securities were offered by the Company pursuant to a shelf prospectus dated June 8, 2012 and a prospectus supplement dated July 25, 2013.
The Company issued the July 2013 Warrants to the investors who participated in the July 2013 Offering at an exercise price of $1.85 per share. These warrants are exercisable at any time after January 30, 2014, will expire five years from their date of issuance and, upon complete exercise, would result in the issuance of an aggregate of 2,600,000 common shares that would generate additional proceeds to the Company of $4,810,000.
The Company estimated the fair value attributable to the 2,600,000 July 2013 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.37%, an expected volatility of 105.03%, an expected life of five years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $2,670,000.
The total gross proceeds of the July 2013 Offering were allocated as follows: $2,670,000 was allocated to the Warrant liability, and the balance of $5,130,000, representing $0.99 per common share, was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $253,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive income (loss), and $515,000 was allocated to Share capital.
Public offering
On November 25, 2013, the Company completed a public offering (the "November 2013 Offering") of 13,100,000 units, at a purchase price of $1.15 per unit, with each unit consisting of one common share and one warrant to purchase a common share. The related warrants (the "November 2013 Warrants") represent the right to acquire an aggregate of 13,100,000 common shares, as discussed below.
Total cash proceeds raised through the November 2013 Offering amounted to $15,065,000, less cash transaction costs of approximately $1,283,000 and previously deferred transaction costs of $9,000. The securities were offered by the Company pursuant to a shelf prospectus dated June 8, 2012 and a prospectus supplement dated November 20, 2013.
The Company issued the November 2013 Warrants to the investors who participated in the November 2013 Offering at an exercise price of $1.60 per share, which is subject to certain anti-dilution provisions (see also note 29 – Subsequent events). These warrants are exercisable at any time during their five-year term and, upon complete exercise, would result

(32)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

in the issuance of an aggregate of 13,100,000 common shares that would generate additional proceeds for an amount that would be determined based on the then adjusted exercise price.
The Company estimated the fair value attributable to the 13,100,000 November 2013 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.36%, an expected volatility of 103.57%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $10,727,000.
Total gross proceeds of the November 2013 Offering were allocated as follows: $10,727,000 was allocated to the Warrant liability, and the balance of $4,338,000 representing $0.33 per common share, was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $912,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive income (loss), and an amount of $380,000 was allocated to Share capital.
Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share to be issued. The Rights Plan was most recently re-confirmed and approved by the Company's shareholders at its annual meeting of shareholders held on May 8, 2013.
Stock options
In December 1995, the Company's Board of Directors adopted a stock option plan (the "Stock Option Plan") for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time.
Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. However, 778,780 of the options granted in 2012 vest over a period of 18 months.
The following tables summarize the activity under the Stock Option Plan.

	Years ended December 31,
	2013		2012		2011
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	727,875	12.71	1,031,328	14.99	1,093,047	15.32
Granted	—	—	—	—	2,500	11.58
Exercised*	—	—	(25,582)	8.51	(26,724)	5.33
Forfeited	(9,932)	12.61	(57,437)	15.07	(7,777)	9.24
Expired	(65,164)	10.77	(220,434)	23.22	(29,718)	37.08
Balance – End of the year	652,779	12.91	727,875	12.71	1,031,328	14.99
_________________________

*	The weighted average share price at time of exercise was CAN$11.25 for the year ended December 31, 2012 (CAN$11.68 for the year ended December 31, 2011).

(33)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2013		2012		2011
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	1,328,492	4.27	287,950	11.59	48,886	16.98
Granted*	630,000	1.56	1,060,445	2.40	239,064	10.49
Forfeited	(198,698)	3.37	(19,903)	10.44	—	—
Balance – End of the year	1,759,794	3.40	1,328,492	4.27	287,950	11.59
_________________________
* In addition to the stock options granted to employees, the Company granted during the year 2012, 125,000 stock options to a financial advisor and 66,666 stock options to an investor relations advisor. The 125,000 stock options were to vest upon the achievement of a certain strategic alliance transaction, which did not occur. Of the 66,666 stock options, 33,333 vested upon signature of the service agreement, and the remainder vested 90 days later. Both grants described herein were forfeited during the year 2013 upon termination of the service agreements.

	CAN$ options outstanding as at December 31, 2013
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
3.30 to 4.80	101,722	4.90	3.59
4.81 to 7.02	167,295	5.94	5.70
7.03 to 9.78	160,588	6.07	8.99
9.79 to 21.21	99,992	3.11	15.72
21.22 to 53.28	123,182	1.52	33.22
	652,779	4.54	12.91

	CAN$ options exercisable as at December 31, 2013
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
3.30 to 4.80	101,722	4.90	3.59
4.81 to 7.02	167,295	5.94	5.70
7.03 to 9.78	160,588	6.07	8.99
9.79 to 21.21	99,159	3.07	15.76
21.22 to 53.28	123,182	1.52	33.22
	651,946	4.54	12.91

(34)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	US$ options outstanding as at December 31, 2013
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
1.12 to 2.15	630,000	9.58	1.56
2.16 to 2.92	756,580	8.93	2.17
2.93 to 10.17	122,499	5.82	3.48
10.18 to 10.68	201,829	7.93	10.44
10.69 to 23.76	48,886	3.57	16.98
	1,759,794	8.68	3.40

	US$ options exercisable as at December 31, 2013
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
2.40 to 2.92	504,390	8.93	2.17
2.93 to 10.17	88,058	4.83	3.46
10.18 to 10.68	159,614	7.93	10.44
10.69 to 23.76	48,886	3.57	16.98
	800,948	7.95	4.86

As at December 31, 2013, the total compensation cost related to unvested Canadian Dollar stock options not yet recognized amounted to nil ($22,766 in 2012).
As at December 31, 2013, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $533,206 ($1,660,787 in 2012). This amount is expected to be recognized over a weighted average period of 1.15 years (1.00 year in 2012).
The Company settles stock options exercised through the issuance of common shares from treasury.

(35)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value input assumptions for Canadian dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Year ended December 31,
		2011
Expected dividend yield	(a)	0.0%
Expected volatility	(b)	81.0%
Risk-free annual interest rate	(c)	1.8%
Expected life (years)	(d)	6.82
Weighted average share price		CAN$11.58
Weighted average exercise price		CAN$11.58
Weighted average grant date fair value		CAN$8.43
_________________________

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on Canadian Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.
Fair value input assumptions for US dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2013	2012
Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	98.1%	95.4%
Risk-free annual interest rate	(c)	1.46%	0.98%
Expected life (years)	(d)	6.63	6.77
Weighted average share price		US$1.56	US$2.40
Weighted average exercise price		US$1.56	US$2.40
Weighted average grant date fair value		US$1.26	US$1.93
_________________________

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.
The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 7, and as discussed in note 24 – Financial instruments and financial risk management.

(36)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

18	Operating expenses
Components of the Company's operating expenses from continuing operations include the following:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Subcontractor fees	51	—	—
Raw material purchases	—	591	212
Cost of sales	51	591	212
Salaries, employment taxes and short-term benefits	10,235	10,827	12,716
Post-employment benefits	684	1,032	1,177
Termination benefits	1,445	189	182
Share-based compensation costs	2,367	1,455	1,333
Total employee benefits expenses	14,731	13,503	15,408
Goods and services(1)	15,954	14,663	17,033
Leasing costs, net of sublease payments of $226,000 in 2013, $226,000 in 2012 and $179,000 in 2011(2)	1,879	1,751	2,153
Refundable tax credits and grants	(517)	(868)	(383)
Share-based compensation costs related to collaborators	(148)	342	—
Transaction costs related to share purchase warrants	1,165	370	—
Depreciation and amortization	949	1,050	1,378
Impairment losses	—	184	312
Operating foreign exchange (gains) losses	(413)	203	299
	18,869	17,695	20,792
	33,651	31,789	36,412
_________________________

(1)	Goods and services include third-party R&D costs, laboratory supplies, professional fees, marketing services, insurance and travel expenses.

(2)	Leasing costs also include changes in the onerous lease provision (note 16 – Provisions and other non-current liabilities), other than attributable to the unwinding of the discount.

19	Employee future benefits
The Company's subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.
The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the members' length of service and on their base salary in the final years leading up to retirement. Current pensions vary in accordance to applicable statutory requirements, which foresee an adjustment, every three years on an individual basis, that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company's financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.

(37)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table presents the changes in the aforementioned plans' accrued benefit obligations:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
	2013	2012	2011	2013	2012	2011
	$	$	$	$	$	$
Balance – Beginning of year	16,062	11,769	10,492	1,169	1,111	1,041
Current service cost	219	139	185	57	134	206
Interest cost	421	491	555	31	46	54
Actuarial (gain) loss arising from changes in financial assumptions	(2,346)	3,705	1,335	(258)	79	46
Benefits paid	(357)	(337)	(354)	(274)	(219)	(196)
Impact of foreign exchange rate changes	647	295	(444)	37	18	(40)
Balance – End of year	14,646	16,062	11,769	762	1,169	1,111
Amounts recognized:
In comprehensive income (loss)	(640)	(630)	(740)	170	(259)	(306)
In other comprehensive income(loss)	1,699	(4,000)	(891)	(37)	(18)	40
The cumulative amount of actuarial losses recognized in other comprehensive income (loss) as at December 31, 2013 is approximately $2,503,000 (cumulative actuarial losses of approximately $4,849,000 as at December 31, 2012 and approximately $1,144,000 as at December 31, 2011).
The significant actuarial assumptions applied to determine the Company's accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2013	2012	2011	2013	2012	2011
	%	%	%	%	%	%
Discount rate	3.37	2.60	4.20	3.37	2.60	4.20
Pension benefits increase	2.00	2.00	2.00	2.00	2.00	2.00
Rate of compensation increase	2.75 to 3.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75
Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

	2013	2012
Retiring at the end of the reporting period:
Male	19	19
Female	23	23
Retiring 20 years after the end of the reporting period:
Male	22	22
Female	26	26

(38)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2013. The next actuarial reports are planned for December 31, 2014.
The calculation of the pension benefit obligation is sensitive to the discount rate assumption set out above. From December 31, 2011 to December 31, 2013, management determined that the discount rate assumption should be adjusted as a result of relevant changes in the European economic environment.
Given recent developments in the European economic environment, an increase of 0.25% in the discount rate shown above is considered reasonably possible over the next financial year. Were such a fluctuation to occur, the effect of this change on the pension benefit obligation presented as at December 31, 2013 would be a decrease of approximately $550,000.
In accordance with the assumptions used as at December 31, 2013, undiscounted defined pension benefits expected to be paid are as follows:

$
2014	531
2015	574
2016	603
2017	618
2018	641
Over five years	26,654
29,621
The weighted average duration of the defined benefit obligation is 16.4 years.
Total expenses for the Company's defined contribution plan in its German subsidiary amounted to approximately $228,771 for the year ended December 31, 2013 ($331,287 for 2012 and $312,984 for 2011).

20	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Finance income
Gains due to changes in foreign currency exchange rates	—	—	2,197
Change in fair value of warrant liability	1,563	6,746	2,533
Interest income	185	228	223
Gain on held-for-trading financial instrument	—	—	1,278
	1,748	6,974	6,231
Finance costs
Losses due to changes in foreign currency exchange rates	(1,512)	(382)	—
	(1,512)	(382)	—
	236	6,592	6,231

(39)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

21	Supplemental disclosure of cash flow information

	Years ended December 31,
	2013	2012	2011
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(3)	2,780	(2,686)
Inventory	112	670	(779)
Prepaid expenses and other current assets	(6,454)	(4,154)	(4,096)
Other non-current assets	(124)	(364)	(456)
Payables and accrued liabilities	(900)	(2,447)	2,802
Provisions and other non-current liabilities	10	(49)	(24)
Deferred revenues	—	—	8,614
Income taxes	—	(254)	105
	(7,359)	(3,818)	3,480

During the year ended December 31, 2012, the Company paid approximately $259,000 in income taxes ($841,000 in 2011) in the form of foreign jurisdiction withholding tax on payments received pursuant to the licensing agreement entered into with Yakult, as discussed in note 5 – Development, commercialization and license initiatives.

22	Income taxes
Significant components of current and deferred income tax expense:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Current tax expense	—	—	(1,104)
Deferred tax:
Origination and reversal of temporary differences	(4,253)	7,282	9,017
Change in enacted tax rates	—	—	(104)
Adjustments in respect of prior years	418	44	3,428
Change in unrecognized tax assets	3,835	(7,326)	(12,341)
Income tax expense	—	—	(1,104)

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2013	2012	2011
Combined Canadian federal and provincial statutory income tax rate	26.9%	26.9%	28.4%

(40)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2013	2012	2011
	$	$	$
Income tax (expense) recovery based on combined statutory income tax rate	(1,833)	5,494	7,290
Change in unrecognized tax assets	3,835	(7,326)	(12,341)
Permanent difference attributable to the use of local currency for tax reporting	(892)	14	378
Permanent difference attributable to net change in fair value of warrant liability	(217)	1,182	661
Share-based compensation costs	(596)	(421)	(441)
Difference in statutory income tax rate of foreign subsidiaries	(809)	997	893
Permanent difference attributable to unrealized foreign exchange gain/loss	131	(22)	(32)
Change in enacted rates used	—	—	(104)
Foreign witholding tax	—	—	(1,104)
Adjustments in respect of prior years	418	44	3,428
Other	(37)	38	268
	—	—	(1,104)

The decrease in the applicable tax rates presented above results from the reduction of the Canadian federal income tax rate from 16.5% in 2011 to 15.0% in 2012.
Income tax expense of $1,104,000 for the year ended December 31, 2011 represents current taxation in the form of foreign jurisdiction tax withholdings on payments pursuant to the licensing agreement entered into with Yakult (note 5 – Development, commercialization and licensing initiatives).
Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.
Loss before income taxes
Loss before income taxes is attributable to the Company's tax jurisdictions as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Germany	(19,784)	(23,690)	(24,759)
Canada	(7,639)	322	(290)
United States	183	224	(427)
	(27,240)	(23,144)	(25,476)

(41)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of deferred tax assets and liabilities:

	As at December 31,
	2013	2012
	$	$
Deferred tax assets
Non-current:
Operating losses carried forward	2,465	840
Intangible assets	10,080	—
	12,545	840
Deferred tax liabilities
Current:
Deferred revenues	1,262	—
	1,262	—
Non-current:
Property, plant and equipment	50	160
Deferred revenues	10,157	—
Warrant liability	1,076	626
Other	—	54
	11,283	840
	12,545	840
Deferred tax assets (liabilities), net	—	—

(42)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of unrecognized deferred tax assets are as follows:

	As at December 31,
	2013	2012
	$	$
Deferred tax assets
Current:
Onerous contract provisions	87	—
Inventory	—	9
Deferred revenues	—	464
	87	473
Non-current:
Operating losses carried forward	59,813	49,453
Research and development costs	11,988	12,642
Unused tax credits	10,386	10,904
Employee future benefits	2,135	2,772
Property, plant and equipment	1,260	1,376
Share issue expenses	712	867
Onerous contract provisions	435	159
Intangible assets	248	12,271
Deferred revenues	—	182
Other	—	145
	86,977	90,771
Unrecognized deferred tax assets	87,064	91,244

As at December 31, 2013, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2015	512	—
2028	10,481	4,677
2029	6,234	6,211
2030	5,341	5,322
2031	2,281	2,261
2032	5,531	5,531
2033	5,297	5,297
	35,677	29,299

The Company has estimated non-refundable research and development tax credits of approximately $10,386,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2018 to 2033. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the United States. The losses amount to approximately $161,839,000 in Germany, for which there is no expiry date and to $550,186 in the United States, which expire as follows:

(43)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

United States
$
2028	372
2029	178
550

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities.
Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issue expenses which are amortizable over five years.

23	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity (deficiency), with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling, general and administrative expenses, working capital and capital expenditures.
In the past, the Company has had access to liquidity by non-dilutive sources, including investment tax credits and grants, interest income, licensing and related services and royalties. More recently, the Company has increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs, as discussed in note 17 – Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(44)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

24	Financial instruments and financial risk management
Financial assets (liabilities) as at December 31, 2013 and December 31, 2012 are presented below.

December 31, 2013	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 7)	43,202	—	—	43,202
Trade and other receivables (note 8)	1,899	—	—	1,899
Restricted cash equivalents (note 10)	865	—	—	865
Payables and accrued liabilities (note 14)	—	—	(6,687)	(6,687)
Warrant liability (note 15)	—	(18,010)	—	(18,010)
Other non-current liabilities (note 16)	—	—	(140)	(140)
	45,966	(18,010)	(6,827)	21,129

December 31, 2012	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 7)	39,521	—	—	39,521
Trade and other receivables (note 8)	7,565	—	—	7,565
Restricted cash equivalents (note 10)	826	—	—	826
Payables and accrued liabilities (note 14)	—	—	(10,282)	(10,282)
Warrant liability (note 15)	—	(6,176)	—	(6,176)
Other non-current liabilities (note 16)	—	—	(149)	(149)
	47,912	(6,176)	(10,431)	31,305
Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

(45)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents, trade and other receivables and restricted cash equivalents. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at December 31, 2013, trade accounts receivable for an amount of approximately $1,675,000 were with one customer.
As at December 31, 2013, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. The Company's ability to continue future operations beyond December 31, 2014 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, the issuance of securities and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms which are acceptable to the Company.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market

(46)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $1.03 to $3.23 during the year ended December 31, 2013.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net (loss) income for warrant liability held at December 31, 2013 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	18,010	2,205	(2,172)
Total impact on net income – increase / (decrease)		2,205	(2,172)
Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.3779 were to occur, the impact on the Company's net (loss) income for each category of financial instruments held at December 31, 2013 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	27,452	1,373	(1,373)
Warrant liability	18,010	(901)	900
Total impact on net income – increase / (decrease)		472	(473)

(47)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

25	Commitments and contingencies
The Company is committed to various operating leases for its premises. Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements, as at December 31, 2013 are as follows:

	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,795	(226)	640
1 - 3 years	2,562	(451)	559
4 - 5 years	515	(244)	—
More than 5 years	—	—	—
Total	4,872	(921)	1,199

The Company has a leasing arrangement in Germany under which it rents laboratory, storage and office space. The original term of the lease covers a period of ten years (and expires in March 2016),  and the lease is automatically renewable for two further five-year periods if not terminated otherwise by the Company within 12 months prior to original expiry. Under the terms of the arrangement, the minimum lease payment may be increased or decreased in accordance with the fluctuations in the consumer price index for Germany if that change is more than 5% on an cumulative basis. The terms of the lease arrangement for the ten year-period following automatic renewal would be the same as per the original agreement.
As discussed in note 10 – Restricted cash equivalents, the Company transferred approximately $865,000 to a restricted cash account in support of the aforementioned lease arrangement.
In October 2007, the Company entered into a $100,000 letter of credit agreement in favour of its landlord in the United States with respect to the Company's long-term lease obligation. In August 2009 and November 2011, the amount of the letter of credit was reduced to $75,000 and $50,000, respectively, as per the original landlord-tenant agreement, and is payable to the landlord in the event that the Company fails to perform any of its obligations under the related lease agreement.
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at December 31, 2013 or 2012.
Class Action Lawsuit
On May 29, 2013, the previously disclosed purported class action lawsuit filed against the Company and certain of its officers (the "Defendants") in the United States District Court for the Southern District of New York was entirely dismissed with prejudice and without leave to amend. No payment was made by any of the Defendants to the plaintiff or his counsel in connection with the lawsuit. The plaintiff had 30 days from the docketing of the final judgment to file a notice of appeal, which was not done.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

26	Net income (loss) per share
The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Years ended December 31,
	2013	2012	2011
	$	$	$
Net loss from continuing operations	(27,240)	(23,144)	(25,476)
Net income (loss) from discontinued operations	34,055	2,732	(487)
Net income (loss)	6,815	(20,412)	(25,963)
Basic weighted average number of shares outstanding	29,476,455	19,775,073	15,751,331
Dilutive effect of stock options	—	31,614	190,625
Dilutive effect of share purchase warrants	—	—	282,903
Diluted weighted average number of shares outstanding	29,476,455	19,806,687	16,224,859
Items excluded from the calculation of diluted net income (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	2,115,453	1,183,388	613,644
Warrants (number of equivalent shares)	7,141,879	1,803,730	—

For the years ended December 31, 2012 and 2011, the diluted net income (loss) per share was the same as the basic net (loss) income per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net income (loss) per share for these periods was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as registered direct and public offerings and ATM drawdowns, which resulted in the issuance of a total of 19,982,721 (see note 17 – Share capital), 7,790,973 and 3,244,094 common shares during the years ended December 31, 2013, 2012 and 2011, respectively. See also note 29 – Subsequent events.

27	Compensation of key management
Compensation awarded to key management* included:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Salaries and short-term employee benefits	2,280	2,354	2,886
Post-employment benefits	58	957	684
Termination benefits	1,438	—	—
Share-based compensation costs	1,795	941	936
	5,571	4,252	4,506
_________________________
* Key management includes the Company's directors and members of the executive management team.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

On April 15, 2013, the Company appointed a new President and Chief Executive Officer ("CEO"), who also was appointed to the Company's Board of Directors. In accordance with his employment agreement, the Company's new President and CEO was granted, as a retention bonus, 375,000 share appreciation rights ("SARs"), pursuant to which he will be entitled to receive a future cash payment if he remains employed through a certain date. The retention bonus will be based on the increase in the Company's share price from $1.98 over a specified period of time. 175,000 SARs will vest on December 31, 2014, and the remaining 200,000 SARs will vest on December 31, 2015.
The Company's former President and CEO received, upon termination of his employment, benefits of approximately $1,438,000. Additionally, the Company's former President and CEO was permitted to retain all of his stock options, which, pursuant to IFRS 2, Share-based Payment, constitutes a modification to the terms of the existing stock options granted in a share-based payment transaction, by allowing such stock options to expire at the original expiry date, based on the original date of grant, despite the termination of employment. As a result of this modification, an amount of $682,000, which corresponds to the compensation cost related to unvested stock options not yet recognized immediately before the modification and to the incremental fair value of the stock options, measured by comparing the stock options immediately before and immediately after the modification date, was recognized within selling, general and administrative expenses in the consolidated statement of comprehensive income (loss).
Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers' employment without cause or if their employment is terminated following a change of control.  Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.
In addition to payments made to members of our key management team, during the year ended December 31, 2013, the Company paid $76,800 in professional fees to one of the members of the Company's Board of Directors for special tasks mandated by the Company's Nominating, Corporate Governance and Compensation Committee.

28	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
Geographical information
The Company is domiciled in Canada and derives all of its revenues from its operating subsidiaries domiciled in Germany.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
United States	33,640	5,158	5,492
Switzerland	34,081	24,406	24,977
Japan	6,586	4,062	5,472
Other	212	39	112
	74,519	33,665	36,053
Amounts presented:
Within discontinued operations	68,344	31,612	31,348
Within continuing operations	6,175	2,053	4,705
	74,519	33,665	36,053
Revenues have been allocated to geographic regions based on the country of residence of the Company's external customers or partners.
Non-current assets* by geographical area are detailed as follows:

	As at December 31,
	2013	2012
	$	$
Germany	11,928	12,713
United States	16	2
Canada	7	26
	11,951	12,741
_________________________
* Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.

Major customers representing 10% or more of the Company's revenues in each of the last three years are as follows:

	Years ended December 31,
	2013	2012	2011
	$	$	$
Company 1*	34,081	24,406	24,977
Company 2*	33,640	4,175	4,556
Company 3	5,952	1,040	3,657
_________________________
* Related to the Cetrotide® Business (see note 6 – Discontinued operations).

29	Subsequent events
On January 14, 2014, the Company completed a public offering of 11,000,000 units, generating net proceeds of approximately $12,200,000, with each unit consisting of one common share and 0.8 of a warrant to purchase one common share, at a purchase price of $1.20 per unit (the "January 2014 Offering"). Each warrant is exercisable for a period of five years at an exercise price of US$1.25 per share, subject to certain anti-dilution provisions. In connection with the January 2014 Offering, the holders of warrants issued in the November 2013 Offering have agreed to waive certain anti-dilution provisions of such warrants solely in connection with the January 2014 Offering, and have agreed

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

that the exercise price of such warrants following the closing of the January 2014 Offering will be adjusted from their original exercise price of $1.60 per share to an exercise price equal to $1.25 per share. For holders of the warrants issued in the November 2013 Offering who did not participate in the January 2014 Offering, the exercise price of the corresponding November 2013 Warrants held by the sole non-participating holder was further reduced by $0.05 per share.
Between January 1, 2014 and March 20, 2014, the Company issued a total of 201,960 common shares under the May 2013 ATM Program for aggregate gross proceeds of $288,114.
See also note 17 – Share capital.

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